Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kara Water, Inc.
260 Madison Ave, 8th Floor
New York, NY 10016
http://karawater.com/

Up to $3,600,844.94 in Class B Common Stock at $1.54
Minimum Target Amount: $19,999.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: Kara Water, Inc.
> Address: 260 Madison Ave, 8th Floor, New York, NY 10016
> State of Incorporation: DE
> Date Incorporated: July 28, 2020

Terms:

> Equity

Offering Minimum: $19,999.98 | 12,987 shares of Class B Common Stock
Offering Maximum: $3,600,844.94 | 2,338,211 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.54
Minimum Investment Amount (per investor): $498.96

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus | 30% Bonus Shares

Available to previous investors.

Time-Based Perks

Early Bird Bonus

Invest within the first 2 weeks and receive 25% bonus shares

Flash Perks

New Year Flash Perk — Invest $1,000+ between days 33-43 and receive 15% bonus shares

Valentine's Day Flash Perk — Invest $1,000+ between days 80-90 and receive 15% bonus shares

Flash Perk 3: Invest $1,000 between days 197-204 and receive 15% bonus shares.

Amount-Based Perks

Tier 1 — Invest $2,500+ 10% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen

Tier 2 — Invest $5,000+ and receive 15% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE (MSRP $799)*

Tier 3 — Invest $10,000+ and receive 20% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE (MSRP $799)*

Tier 4 — Invest $25,000+ and receive 30% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE (MSRP $799)* + Kara Pure 2 FREE (anticipated MSRP $5,999)*

Tier 5 — Invest $50,000+ and receive 45% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE (MSRP $799)* + Kara Pure 2 FREE (anticipated MSRP $5,999)*

*Kara Pod delivery is expected to start January 2026, subject to change. If it does not enter production, investors may not receive the physical product, and no cash or share substitute will be provided. The MSRP values listed are estimates only and subject to change without notice. Kara Pod and Kara Pure 2 deliveries are both subject to manufacturing and supply-chain conditions. Perks are gratuitous incentives for investment, not product purchases or pre-orders.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed (see above for additional information related to certain non-bonus share perk deliveries).

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kara Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.54 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $154. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and if you are an Indiegogo Backer or prior customer in Kara Water as of 10/31/2025, you are eligible for additional bonus shares, in addition to the aforementioned bonus.

Additional Disclaimers

*Kara Pure delivery is expected to start September 2026, subject to change.

*Kara Pod delivery is expected to start January 2026, subject to change.

The Company and its Business

Company Overview

Company Overview

Kara Water is an award-winning technology company with the vision to become the global leader in air-to-water products, which create water from the humidity in the air. After going viral with a first-generation product, Kara Pure, Kara Water is the preferred brand of indoor air-to-water products. The future use of air-to-water is limitless from drinking water, beverages, gardens, plants, agriculture, pets, bathrooms to our use of anything related to Earth's most importance substance - water.

Kara Water operates in a total addressable market estimated at approximately $448.9 billion, encompassing the bottled water, coffee appliance, and water purification sectors, according to third-party industry research. The company has generated approximately $3 million in revenue to date, including $1.64 million in audited revenue from 2022 through 2024 and unaudited revenue (some of which is deferred) from January through November 2025. Kara Water has also received over 14,800 non-binding product reservations, including 11,718 for its Kara Pod ($799 MSRP) and 3,163 for its Kara Pure 2 ($5,999 MSRP). These reservations represent up to $25.77 million in potential revenue if fully converted. Actual sales results may vary significantly depending on manufacturing, fulfillment, and customer conversion rates. As of November, 2025, inventory could be sold for up to $3,599,400. Please refer to our forward-looking disclaimer in the Risk Factors section.

Business Model

Kara Water designs, manufactures and sells innovative air-to-water products, which produce drinking water and other beverages. Our new mass market countertop model is a dual purpose air-to-water dispenser and coffee machine. Kara Water also sells filters and coffee pods for its portfolio of products.

The company has established mass production and a full supply chain system. The company received CE certification for its flagship product - Kara Pure - on January 2nd 2025. CE marking indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health, and environmental protection requirements. It is required for products manufactured anywhere in the world that are then marketed in the EU.

Corporate Structure

Kara Water, Inc. was initially organized as a Delaware corporation on July 28, 2020. On December 16, 2020, Kara Atmospheric Water, Inc., a New York corporation, merged with and into Kara Water, Inc. under the name of Kara Water, Inc., a Delaware Corporation.

Intellectual Property

The company has three issued patents, two issued trademarks in different stages of approval. We have one patent pending.

Competitors and Industry

Competitors

Kara Water's competitive landscape can be viewed in two ways. First, is the bottled water market. Kara Water is an alternative to purchasing bottled water. However, there are also other air-to-water dispensers that compete with Kara Pure.

From a bottled water perspective, competitors include Acqua Panna, Evian, Figi, Essentia. All of these businesses bottle alkaline water. However, Kara Pure produces water with a higher alkaline level and without the plastic.

Kara Pure's top competitors in the air-to-water dispenser market are Majik Water (founded 2017), Air-O-Water (founder 2020), and SunToWater Technologies (2012).

Majik Water harvests water from the air by pulling air through solar-powered intake fan and absorbing water droplets from moisture in the air. Air-O-Water is a humidity and temperature-driven machine that creates water and conditions outside air simultaneously. SunToWater Technologies is an air to water generation system powered by solar panels. It can be used for residential and commercial applications.

Industry

Kara Pure serves as an alternative to bottled water. Therefore, we are targeting the bottled water market and the coffee pod market.

Kara Water operates in a total addressable market worth approximately $447.5 billion. Kara Water is targeting the $346 billion global bottled water market, $5.6 billion domestic coffee machine market, $38.1 billion coffee pod market, and a global water purifier market projected to reach $56 billion by 2028.

Current Stage and Roadmap

Current Stage

Kara Water has multiple products and has established mass production and a full supply chain system.

Kara Pure is currently in-market, with hundreds of units already delivered and operational globally. We have further refined the product and are preparing to launch the next generation—Kara Pure 2. To date, we have received 3,827 non-binding reservations for Kara Pure 2, which has a manufacturer's suggested retail price (MSRP) of $5,999.

Kara Pod, our upcoming mass-market countertop appliance that combines water generation and coffee brewing, is in the final stages of design for manufacturing. We have developed working prototypes and filed a patent for this innovative dual-purpose device. We have received 11,718 non-binding reservations for Kara Pod, which carries an MSRP of $799.

Future Roadmap

We plan to deliver our next product, Kara Pod in early 2026, which represents a major technological leap - miniaturizing our air-to-water system into a dual-purpose water and coffee machine.. Our long-term goal is to localize water production, reducing dependence on municipal infrastructure and mitigating water loss. In certain cities, 15% of all water is lost due to leaks and outdated systems. We believe Kara Water's technology can help close that gap, reimagining water as a renewable, local resource. We aim to scale our core technology to industrial and utility-level applications. .

As we continue expanding our direct-to-consumer business, we plan to further penetrate the commercial market in hotels, spas and offices. Furthermore, Kara Water is focused on growing our retail presence through channels such as big box stores.

The Team

Officers and Directors

Name: Cody Soodeen

Cody Soodeen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Cody leads the mission of Kara Water and is the sole executive and principal financial officer. He receives an annual salary of $84,000. He currently owns about 42% of the company equity.

Other business experience in the past three years:

- Employer: Handel Architects

Title: BIM Manager
Dates of Service: August, 2021 - August, 2022
Responsibilities: Cody handled management, transmission, and education of BIM practices within the San Francisco office.

Name: Michael Di Giovanna

Michael Di Giovanna's current primary role is with Drive Time. Michael Di Giovanna currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Michael serves on the board of directors. He does not receive compensation. He currently owns about 8% of the company's equity.

Other business experience in the past three years:

- Employer: Drive Time
  Title: Senior Sales Advisor
  Dates of Service: December, 2020 - Present
  Responsibilities: Michael sells and finances vehicles to customers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established

markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's has patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Changes in the political, social and economic conditions of our markets may negatively impact our operating results

Our operations rely upon a third party that operates in China. Any changes that may affect our ability to do business could impair our production.

Limitations imposed by environmental and other regulatory requirements may negatively impact our operating results

Any environmental or other regulatory rulings that impact our air-to-water system could affect our ability to manufacture and sell our product(s).

Our Strategic Relationships Vary between Companies

Kara Water has entered into partnership relationships with several companies. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listing on the other company's website, placement at the other company's location, and introductions and networking opportunities. At this point, we may be using the partnership relationship to expand the knowledge regarding our product and opening up networking opportunities. Currently, not all of these relationships involve the purchase or sale of our current and future products.

Non-Binding Nature of Product Reservations

The company has received non-binding reservations for future products, including Kara Pod and Kara Pure 2. These reservations represent expressions of interest and do not constitute contractual obligations or guaranteed sales. Customers who made reservations have not necessarily paid for the products, and may cancel their interest at any time. As of the date of this offering, the company has not recognized revenue from these reservations, and actual conversion into sales will depend on factors such as manufacturing timelines, product pricing, customer satisfaction, and market demand. There is no assurance that any meaningful portion of these reservations will result in actual revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cody Soodeen	18,329,000	Class A Common Stock	42.16%
William Irvine	15,710,550	Class A Common Stock	36.14%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,338,211 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 85,200,000 with a total of 43,470,750 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding of Common Stock Class A does not include 2,717,125 shares that may be issued pursuant to outstanding options.

The total amount outstanding of Common Stock Class A does not include 4,782,875 shares that may be issued pursuant to shares available for issuance under the Company's stock plan.

1. Redemption. The Class A Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Class B Common Stock

The amount of security authorized is 39,800,000 with a total of 5,458,660 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

1. Redemption. The Class B Common Stock is not mandatorily redeemable.

2. Voting Rights and Powers. Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $388,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: January 14, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: October 22, 2024
  Offering exemption relied upon: 506(b)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,212,750.89
  Number of Securities Sold: 707,185
  Use of proceeds: Sales and Marketing of Kara Pure, Product Development, General and Administrative
  Date: January 08, 2025
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Fulfillment, Marketing, G&A
  Date: April 08, 2025
  Offering exemption relied upon: 506(b)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $414,816.66
  Number of Securities Sold: 238,896
  Use of proceeds: Sales and Marketing of Kara Pure, Product Development, G&A
  Date: March 08, 2025
  Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00

Number of Securities Sold: 6,537
Use of proceeds: Sales and Marketing of Kara Pure, Product Development, G&A
Date: March 08, 2025
Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $737,081.86
Number of Securities Sold: 121,292
Use of proceeds: Sales and Marketing of Kara Pure, Product Development, G&A
Date: October 17, 2025
Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,117
Use of proceeds: Sales and Marketing of Kara Pure, Product Development, G&A
Date: October 17, 2025
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $824,253 compared to $471,554 in fiscal year 2025.

The decrease was due to the transition from Kara Pure version 1 to Kara Pure 2 which became available in the second half of 2025.

Cost of sales

Cost of Sales for fiscal year $428,698 in fiscal year 2024. compared to $164,569 in fiscal year 2025.

The decrease was due to improved cost efficiencies and potentially better sourcing or production methods.

Gross margins

Gross margins for fiscal year 2025 were 65%, compared to 2024 were 48%.

The increase was due to lower cost of sales and higher average sales price, indicating better operational efficiency and pricing strategy.

Expenses

Expenses for fiscal year $786,549 in fiscal year 2024 compared to $1,580,278 in fiscal year 2025.

The increase was due to higher general & administrative expenses and expanded sales and marketing efforts to support revenue growth.

Historical results and cash flows:

The Company is currently in the initial production stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are committed to developing new products and continuing sales of our first generation product, Kara Pure, second generation product Kara Pure 2, Kara

Pod. Past cash was primarily generated through sales. Our goal is to begin delivering our new products- Kara Pod and Kara Paw- in 2026, therefore increasing overall sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2026, the Company has capital resources available in the form of $197,000 cash on hand in our bank accounts, and about $1,398,000 in convertible notes. The company has no active credit lines.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 59% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $45k for expenses related to compensation, vendor payments, and marketing spend.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely.

Immediately following the raise, we anticipate the monthly expense to not change. However, once we bring on more sales representatives, increase marketing spend, and launch the new products, we expect the expenses to be $125k.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including a potential concurrent offering of a convertible note, a potential sales crowdfunding campaign, an equity crowdfunding campaign, a preferred stock offering, a debt offering for inventory, and other general business operations. We are also in conversation with strategic partners and investors. At this time, the terms of these investments have not yet been set.

Indebtedness

- Creditor: 2021 Convertible Note
  Amount Owed: $210,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: 2022 Convertible Note
  Amount Owed: $200,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: 2023 Convertible Note
  Amount Owed: $388,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: 2024 Convertible Note
  Amount Owed: $250,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: 2025 Convertible Note
  Amount Owed: $350,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

Related Party Transactions

- Name of Person: Bill Irvine
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Bill entered into Convertible Promissory Notes.
  Material Terms: The amount totals $110,000. The maturity date is 12/31/2025 with an interest rate of 8%. On March 31, 2025, the Company issued a convertible note with principal amount of $50,000 to a majority shareholder (a related party). The note has a maturity date of December 31, 2025 and carries an interest rate of 8.00% per annum. The note has the same conversion features as discussed in Note 5 of these financial statements.

- Name of Person: Colin Paterson
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Colin entered into Convertible Promissory Notes.
  Material Terms: The amount totals $20,000. The maturity date is 12/31/2025 with an interest rate of 8%.

Valuation

Pre-Money Valuation: $75,351,291.40

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,398,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.98 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales and Marketing of Kara Pure
  35.0%
  We anticipate using 35% of the funds towards the continued sales and marketing of our current product, Kara Pure.

- Product Development
  48.0%
  We anticipate allocating 48% of the funds towards developing the second generation Kara Pure and a developing new product.

- General & Administrative
  9.5%
  We plan on using 10% of the funds towards general and administrative expenses.

If we raise the over allotment amount of $3,600,844.94, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales and Marketing of Kara Pure
  35.0%
  We anticipate using 35% of the funds towards the continued sales and marketing of our current product, Kara Pure.

- Product Development
  48.0%
  We anticipate allocating 48% of the funds towards developing the second generation Kara Pure and a developing new product.

- General & Administrative
  9.5%
  We plan on using 10% of the funds towards general and administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://karawater.com/ (www.karawater.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/karawater

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Kara Water, Inc.

[See attached]

Kara Water Inc.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND
2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Kara Water Inc.
Wilmington, Delaware

Opinion

We have audited the financial statements of Kara Water Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows (collectively, the "financial statements") for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the result of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 24, 2026
Calabasas, CA 91302

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	387,369	$	278,381
Accounts Receivable		178,151		-
Inventory		433,387		131,176
Prepaids and Other Current Assets		68,132		222,129
Total Current Assets		**1,067,040**		**631,686**
Property and Equipment		51,389		80,335
Total Assets	$	**1,118,429**	$	**712,021**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	77,101	$	43,385
Credit Cards		46,282		79
Forward Financing		11,464		33,394
Deferred Revenue		742,524		502,341
Accrued Expenses		33,112		52,886
Other Current Liabilities		23,462		15,783
Accrued Interest on Convertible Notes		221,040		112,682
Convertible Note, current portion		1,398,000		1,048,000
Line of Credit, current portion		125,000		-
Total Current Liabilities		**2,677,986**		**1,808,551**
Accrued Interest on Line of Credit		1,381		-
Line of Credit, net of current portion		175,000		-
Total Liabilities		**2,854,367**		**1,808,551**
STOCKHOLDERS' DEFICIT				
Common Stock Class A, $0.00002 par, 85,200,000 shares authorized 43,470,750 shares issued and outstanding as of December 31, 2025 and 2024, respectively		1		1
Common Stock Class B, $0.00002 par, 39,800,000 shares authorized, 5,552,154 and 3,285,280 shares issued and outstanding as of December 31, 2025 and 2024, respectively		111		66
Additional Paid in Capital		1,640,141		889,303
Accumulated Deficit		(3,376,191)		(1,985,901)
Total Stockholders' Deficit		**(1,735,938)**		**(1,096,531)**
Total Liabilities and Stockholders' Deficit	$	**1,118,429**	$	**712,020**

See accompanying notes to financial statements.

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 471,544	$ 824,253
Cost of Goods Sold	164,569	428,698
Gross Profit	**306,975**	**395,555**
Operating Expenses		
General and Administrative	954,135	590,465
Selling and Marketing	626,143	196,084
Total Operating Expenses	**1,580,278**	**786,549**
Net Operating Loss	**(1,273,303)**	**(390,994)**
Interest Expense	119,368	68,239
Other Income	(2,381)	(952)
Loss Before Provision for Income Taxes	**(1,390,290)**	**(458,281)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,390,290)**	**$ (458,281)**

See accompanying notes to financial statements.

KARA WATER INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock Class A		Common Stock Class B		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance—December 31, 2023	43,470,750	$ 1	-	$ -	$ -	$ (1,527,620)	$ (1,527,619)
Issuance of Common Stock, net of issuance cost	-	-	3,285,280	66	889,303	-	889,369
Net Loss	-	-	-	-	-	(458,281)	(458,281)
Balance—December 31, 2024	43,470,750	$ 1	3,285,280	$ 66	$ 889,303	$ (1,985,901)	$ (1,096,531)
Issuance of Common Stock, net of issuance cost	-	-	2,132,769	43	654,541	-	654,584
Shares issues for services rendered	-	-	134,105	3	21,626	-	21,629
Share-based compensation	-	-	-	-	74,671	-	74,671
Net Loss	-	-	-	-	-	(1,390,290)	(1,390,290)
Balance—December 31, 2025	43,470,750	$ 1	5,552,154	$ 111	$ 1,640,141	$ (3,376,191)	$ (1,735,938)

See accompanying notes to financial statements.

For the Year Ended December 31, (USD $ in Dollars)		2025		2024
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,390,290)	$	(458,281)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities				
Depreciation		28,945		12,966
Shares issues for services rendered		21,629		-
Share-based compensation		74,671		-
Changes in Operating Assets and Liabilities:				
Accounts Receivable		(178,151)		-
Inventory		(302,210)		186,526
Prepaids and Other Current Assets		153,996		(166,816)
Accounts Payable		33,716		1,464
Credit Cards		46,203		(62,013)
Deferred Revenue		240,183		(437,076)
Accrued Expenses		(19,774)		52,886
Other Current Liabilities		7,678		3,534
Accured Interest		109,739		64,401
Net Cash Used In Operating Activities		**(1,173,665)**		**(802,408)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Property and Equipment		-		(93,300)
Net Cash Used in Investing Activities		**-**		**(93,300)**
CASH FLOW FROM FINANCING ACTIVITIES				
Net (repayments to)/proceeds from forward financing		(21,930)		29,525
Borrowing on Convertible Notes		350,000		250,000
Proceeds from issuance of Common Stock, net of issuance costs		654,584		889,369
Proceeds from Line of Credit		300,000		-
Net Cash Provided by Financing Activities		**1,282,654**		**1,168,894**
Change in Cash		**108,989**		**273,186**
Cash —Beginning of The Year		278,381		5,195
Cash —End of The Year	$	**387,370**	$	**278,381**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	9,629	$	3,838
Cash Paid During the Year for Taxes	$	-	$	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES				
Shares issued for services rendered	$	21,629	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Kara Water Inc. (which may be referred to as the "Company", "we", "us", or "our") was formed in Delaware on July 28, 2020. The Company's headquarters are located in Wilmington, Delaware.

The Company manufactures and sells air-to-water dispensers and associated products. The company's vision is to be the global leader in commercializing regenerative solutions for water and other similar goods.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use Of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Correction of Errors

The Company evaluates identified errors in previously issued financial statements in accordance with ASC 250 and applicable materiality guidance. Immaterial errors may be corrected in the period identified when such correction does not materially misstate current-period financial statements.

Management does not believe the correction reflects any change in the commercial viability of the Company's technology or products.

Cash

Cash include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and December 31, 2024, the Company's cash exceeds FDIC-insured limits by $135,133 and $0 respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company's accounts receivable consists of trade receivables from customers. Management evaluates the collectability of receivables and maintains an allowance for expected credit losses, as discussed below. During the years ended December 31, 2025 and 2024, there were no write-offs of receivables. While management believes that the remaining receivables are collectible, all receivables are subject to credit risk.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2025 and 2024, the Company determined an allowance for an expected credit loss of $0.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for raw materials and finished goods, which are determined using a weighted-average costing method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

The Company evaluates long-lived assets for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

If such indicators are present, the Company assesses recoverability by comparing the carrying amount of the asset group to the estimated undiscounted future cash flows expected from its use and eventual disposition. If the carrying amount exceeds these cash flows, an impairment loss is recognized based on the excess of carrying value over fair value.

No impairment losses were recognized for the years ended December 31, 2025 and 2024.

Convertible Notes

The Company accounts for convertible notes in accordance with ASC 470 – Debt, and evaluates embedded features in accordance with ASC 815 – Derivatives and Hedging.

Convertible notes are initially recorded as liabilities at the proceeds received, net of any issuance costs. Interest is recognized in accordance with the contractual terms of the instruments and recorded as interest expense.

The Company evaluates the terms of its convertible instruments to determine whether any embedded features require separate accounting as derivatives under ASC 815. If no such features require separate accounting, the convertible notes are accounted for as a single liability.

Upon conversion, the carrying amount of the convertible notes, including any accrued and unpaid interest, is reclassified to equity, and no gain or loss is recognized.

Income Taxes

Kara Water Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at a point in time when control of the goods is transferred to the customer, which generally occurs upon delivery. The Company's primary source of revenue is from online sales of products, for which payment is typically received prior to shipment.

Amounts received from customers in advance of the transfer of goods are recorded as deferred revenue. These amounts are recognized as revenue when the related performance obligations are satisfied.

As of December 31, 2025 and 2024, deferred revenue amounted to $742,524 and $502,341, respectively.

Deferred revenue is expected to be recognized within one year as the related performance obligations are satisfied.

Cost of Sales

Cost of sales includes the cost of retail products, raw materials and ingredients, packing materials, freight and delivery, and other variable and fixed overheads.

Share-Based Compensation

The Company accounts for share-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of incentive units, options and warrants.

The Company may issue equity instruments to third-party service providers, in exchange for services rendered. Such transactions are accounted for as share-based compensation with the fair value of the equity instruments measured at the grant date and recognized as expense as the related services are received, with a corresponding increase to additional paid-in capital.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 and 2024, amounted to $487,307 and $145,900, which is included in selling and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consist of the following items:

As of December 31,	2025	2024
Convertible Notes Receivable	-	12,000
Prepaid Expenses	21,391	190,805
Other Receivables	46,741	19,324
Prepaids and Other Current Assets	$ 68,132	$ 222,129

4.   INTANGIBLE ASSETS (REVISED)

Intangible assets consisted of the following:

As of December 31,	2025	2024
Gross Intangible Assets	$ 135,103	$ 135,103
Less: Accumulated amortization	(27,161)	(27,161)
Less: Correction of previously capitalized internal R&D costs	(107,942)	(107,942)
Intangible Assets, net	$ -	$ -

During 2025, the Company identified certain historical balances included in intangible assets that represented internally incurred research and development costs not eligible for capitalization under U.S. GAAP. See Note 11 – Correction of Prior-Period Error.

5.   CONVERTIBLE NOTES

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2025			As of December 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 210,000	8.00%	2021	2025	$ 210,000	$ -	$ 210,000	$ 210,000	$ -	$ 210,000
2022 Convertible Note	200,000	8.00%	2022	2025	200,000	-	200,000	200,000	-	200,000
2023 Convertible Note	388,000	8.00%	2023	2025	388,000	-	388,000	388,000	-	388,000
2024 Convertible Note	250,000	8.00%	2024	2025	250,000	-	250,000	250,000	-	250,000
2025 Convertible Note	350,000	8.00%	2025	2025	350,000	-	350,000	-	-	-
Total					$ 1,398,000	$ -	$ 1,398,000	$ 1,048,000	$ -	$ 1,048,000

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 4% per year and is computed as simple interest on the basis of 365 days per year. In September of 2023, the Company amended the convertible notes to increase the rate to 8% per annum from 4% per annum.

Each note will be convertible into equity securities pursuant to the following events:

- Next Equity Financing Conversion: Upon the Company's next equity financing of preferred shares with gross proceeds of at least $2,000,000, the outstanding principal and accrued but unpaid interest will automatically convert into shares of Standard Preferred Stock. The conversion price for the shares is determined as the lesser of 80% of the price at which the company's Stock is sold in the next financing (a 20% discount) or a price based on a $10,000,000 valuation of the company divided by its Fully Diluted Capitalization immediately prior to the financing and conversion.

- Change of Control: In the event of a Change of Control, the Note may, at the option of the majority noteholders, convert into either Cash equal to 1.5 times the outstanding principal and accrued interest or Common Stock at a conversion price based on the valuation cap and Company Capitalization.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

The maturity date of the notes was December 31, 2025. As no formal extensions have been executed, the principal and accrued interest are currently due and payable upon demand by the noteholders. Accordingly, the entire outstanding balance of the convertible notes has been classified as a current liability.

6. FORWARD FINANCING

On October 25, 2023, the Company entered into a revenue-based financing loan with Shopify in the amount of $7,800. The loan has an interest rate of approximately 12.06%. The loans are due 303 days after it is funded. The estimated due date is August 23, 2024.

On November 27, 2024, the Company entered into another revenue-based financing loan with Shopify in the amount of $36,000. The loan has an interest rate of approximately 15.28%. The loans are due 311 days after it is funded. The estimated due date is October 4, 2025.

As of December 31, 2025 and 2024 the outstanding balance amounted to $11,464 and $33,394, respectively.

7. LINE OF CREDIT

On December 15, 2025, the Company entered into a revolving credit and security agreement with CLTFDA, LLC, providing for up to $750,000 of revolving inventory financing. Borrowings under the facility bear interest at 12% per annum, calculated on a 365-day year.

Interest accrued during the period from each borrowing date through August 16, 2026 (the "PIK Period") is not payable in cash and is instead deferred and accumulated as paid-in-kind ("PIK") interest, which becomes due at maturity.

The facility requires monthly principal curtailments of $25,000 beginning August 2026 and matures on June 15, 2027. The borrowings are secured by a first-priority lien on the Company's inventory and are supported by limited personal guarantees from certain shareholders.

As of December 31, 2025, the Company had $300,000 outstanding under the facility. Based on the contractual repayment terms, $125,000 of the outstanding principal, representing scheduled principal payments due within the next twelve months, is classified as a current liability, with the remaining $175,000 classified as non-current.

As of December 31, 2025, accrued interest of $1,381 relates entirely to PIK interest, which is not payable until maturity. Accordingly, the accrued interest balance is classified as a noncurrent liability.

Interest expense recognized for the year ended December 31, 2025 related to this facility amounted to $1,381.

8.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 85,200,000 shares of Class A Common Stock with a par value of $0.00002 per share. As of December 31, 2025 and 2024, 43,470,750 shares were issued and outstanding.

Each holder of Class A Common Stock is entitled to one vote per share. The Class A Common Stock is not mandatorily redeemable and has no stated preference with respect to dividends or liquidation.

Class B Common Stock

The Company is authorized to issue 39,800,000 shares of Class B Common Stock with a par value of $0.00002 per share. As of December 31, 2025 and 2024, 5,552,154 and 3,285,280 shares were issued and outstanding, respectively.

Class B Common Stock is non-voting, except as required by law, and is not mandatorily redeemable. Class B Common Stock has no stated preference with respect to dividends or liquidation.

Stock Split and Recapitalization

In 2025, the Company amended and restated its certificate of incorporation and effected a 5-for-1 stock split, whereby each issued and outstanding share of common stock was converted into five shares. In connection with the recapitalization, the par value per share was reduced from $0.0001 to $0.00002, and the authorized shares of Class A and Class B Common Stock were increased from 11,040,000 and 960,000 shares, respectively, to 85,200,000 and 39,800,000 shares, respectively.

All share and per share amounts for all periods presented have been retroactively adjusted to reflect the stock split.

Share-based Compensation

In 2025, the Company adopted the Kara Water, Inc. 2025 Stock Plan (the "Plan"), following the termination of its prior 2020 and 2021 stock plans. The Plan provides for the issuance of up to 1,500,000 shares of the Company's Class A Common Stock. In connection with a 5-for-1 stock split effected in 2025, all share and per share amounts, including shares reserved under the Plan, have been retroactively adjusted to 7,500,000 shares.

The Plan provides for the grant of stock options (including incentive stock options and non-statutory stock options) and restricted stock awards to employees and consultants, as determined by the Board or its designated administrator.

The exercise price of stock options is determined by the administrator; however, for incentive stock options, the exercise price may not be less than 100% of the fair market value of the underlying stock on the date of grant (or 110% for certain significant shareholders). Options generally have a contractual term of up to ten years (or five years for certain significant shareholders).

The Plan will remain in effect for a period of ten years from the date of adoption, unless terminated earlier in accordance with its terms.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2025	2024
Expected life (years)	5	-
Risk-free interest rate	3.97%	-
Expected volatility	45%	-
Annual dividend yield	-	-

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity during the year and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Exercisable Options at December 31, 2024	-		
Granted	543,425		
Exercised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2025	543,425 $	0.36	4.30
Exercisable Options at December 31, 2025	543,425 $	0.36	4.30

The Company recognizes compensation expense for share-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2025 and 2024, the Company recognized share-based compensation expense of $74,671 and $0, respectively.

Equity Issued for Services

During the year ended December 31, 2025, the Company issued an aggregate of 134,105 shares of common stock to a third-party crowdfunding platform in exchange for services provided in connection with the Company's capital raising activities. The shares were issued as compensation for services rendered and were not issued to investors.

The issuance resulted in an increase to common stock of approximately $3 and additional paid-in capital of $21,626, representing the excess of the fair value of the shares issued over their par value.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and 2024, consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ 412,916	$ 136,109
Valuation Allowance	(412,916)	(136,109)
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025 and 2024, are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ 892,748	$ 479,832
Valuation Allowance	(892,748)	(479,832)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had a federal cumulative net operating loss ("NOL") carryforward of approximately $3 million. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025 and 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The Company enters into transactions with related parties in the normal course of business. During the year ended December 31, 2025, the Company issued convertible notes totaling $50,000 to Bill Irvine, a co-founder of the Company. As of December 31, 2024, the Company had outstanding convertible notes with Mr. Irvine totaling $60,000. These notes bear interest at a rate of 8.00% per annum. The total outstanding principal balance under these notes was $110,000 and $60,000 as of December 31, 2025 and 2024, respectively.

In addition, during the year ended December 31, 2025, the Company incurred expenses of $5,075 for production services (video and photography) provided by an immediate family member of the Company's Chief Executive Officer. These transactions were conducted in the ordinary course of business.

11. CORRECTION OF PRIOR-PERIOD ERROR

During the preparation of the Company's financial statements for the year ended December 31, 2025, management identified that certain historical expenditures previously capitalized within intangible assets represented internal research and development costs that should have been charged to expense as incurred in accordance with ASC 730, Research and Development.

The identified amounts primarily related to engineering, design, testing, prototype refinement, and other internally incurred product development activities associated with the Company's air-to-water dispenser technology. Such expenditures had been recorded as capitalized assets in prior periods rather than recognized as operating expense in the periods incurred.

Management evaluated the matter under ASC 250, Accounting Changes and Error Corrections, including consideration of quantitative and qualitative materiality factors. Based on that evaluation, management concluded the error was not material to any previously issued annual financial statements, individually or in the aggregate.

Accordingly, the Company has revised the accompanying financial statements to reflect the correction of this error.

As a result of the correction, intangible assets decreased by approximately $135,103 and accumulated amortization decreased by approximately $27,161, with a corresponding increase to accumulated deficit of approximately $107,942.

The correction did not impact revenue, gross profit, or shares outstanding. The correction had no impact on the Company's cash balances; however, prior-period cash flows have been revised to reflect the correction.

No previously issued financial statements have been restated.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2025, the Company had a net operating loss of $1,273,303, a negative operating cash flow of $1,173,664, and liquid assets in cash of $387,369, which is less than a year's worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through date the financial statements were available to be issued.

On January 30, 2026, the Company paid the principal and accrued interest of an inventory financing loan carried on the balance sheet as of year-end. The Company can draw down $750,000 for inventory purchasing, subject to certain provisions in the Credit Agreement. The Company has nonbinding letter of intent from the same creditor for $7 million in working capital financing.

On March 31, 2026, the Company paid the balance of the Shopify loan entered into on November 27, 2024.

On April 6, 2026, the Company entered into a loan agreement with StartEngine Pimary LLC for advertising and promotions to not exceed $30,000. The loan shall be repaid at the time of the Company's next disbursement unless otherwise specified and agreed to by StartEngine.

Other than the matters described above, there have been no additional events or transactions occurring subsequent to year-end that would have a material effect on the financial statements.

Kara Water Inc.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Kara Water Inc.
Wilmington, Delaware

Opinion

We have audited the financial statements of Kara Water Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the result of its operations and its cash flows for the period ending December 31, 2024, and December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 31, 2025
Los Angeles, California

KARA WATER INC.
BALANCE SHEETS

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	278,381	$	5,195
Inventory		131,176		317,702
Prepaids and Other Current Assets		222,129		55,313
Total Current Assets		**631,686**		**378,210**
Fixed Assets		80,335		-
Intangible Assets		107,942		116,995
Total Assets	$	**819,962**	$	**495,206**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	43,385	$	41,921
Credit Cards		79		62,092
Forward Financing		33,394		3,870
Deferred Revenue		502,341		939,417
Accrued Expenses		52,886		-
Other Current Liabilities		15,783		12,249
Accrued Interest on Convertible Notes		112,682		-
Convertible Note, current portion		1,048,000		-
Total Current Liabilities		**1,808,551**		**1,059,550**
Accrued Interest on Convertible Notes		-		48,281
Convertible Note, net of current portion		-		798,000
Total Liabilities		**1,808,551**		**1,905,830**
STOCKHOLDERS' EQUITY				
Common Stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively		-		-
Common Stock Class A, $0.0001 par, 11,040,000 shares authorized 8,964,150 shares issued and outstanding as of December 31, 2024 and 2023, respectively		1		1
Common Stock Class B, $0.0001 par, 960,000 shares authorized, 657,056 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively		66		-
Additional Paid in Capital		889,303		-
Accumulated Deficit		(1,877,959)		(1,410,625)
Total Stockholders' Equity		**(988,589)**		**(1,410,624)**
Total Liabilities and Stockholders' Equity	$	**819,962**	$	**495,206**

See accompanying notes to financial statements.

KARA WATER INC.
STATEMENTS OF OPERATIONS

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	824,253	$	714,166
Cost of Goods Sold		428,698		468,035
Gross Profit		**395,555**		**246,131**
Operating Expenses				
General and Administrative		599,519		416,262
Selling and Marketing		196,084		164,613
Total Operating Expenses		**795,603**		**580,876**
Net Operating Loss		**(400,048)**		**(334,744)**
Interest Expense		68,239		54,362
Other Income		(952)		(3,039)
Loss Before Provision for Income Taxes		**(467,334)**		**(386,067)**
Provision/(Benefit) for Income Taxes				-
Net Loss	$	**(467,334)**	$	**(386,067)**

See accompanying notes to financial statements.

KARA WATER INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	8,694	$ 1	-	$ -	-	$ -	$ -	$ (1,010,162)	$ (1,010,161)
Forward Stock Split 1,000-for-1	(8,694)	(1)	8,694,150	1	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	-	-	(14,396)	(14,396)
Net Loss	-	-	-	-	-	-	-	(386,067)	(386,067)
Balance—December 31, 2023	-	$ -	8,694,150	$ 1	-	$ -	-	$ (1,410,625)	$ (1,410,624)
Issuance of Common Stock, net of issuance cost	-	-	-	-	657,056	66	889,303	-	889,369
Net Loss	-	-	-	-	-	-	-	(467,334)	(467,334)
Balance—December 31, 2024	-	$ -	8,694,150	$ 1	657,056	$ 66	$ 889,303	$ (1,877,959)	$ (988,589)

See accompanying notes to financial statements.

KARA WATER INC.
STATEMENTS OF CASH FLOWS

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(467,334)	$	(386,067)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities				
Depreciation		12,966		-
Amortization of Intangibles Assets		9,054		9,054
Prior Period Adjustments		-		(14,396)
PIK Interest Expense		64,401		33,645
Changes in Operating Assets and Liabilities:				
Inventory		186,526		264,953
Prepaids and Other Current Assets		(166,816)		(37,586)
Accounts Payable		1,464		(97,622)
Credit Cards		(62,013)		19,965
Deferred Revenue		(437,076)		(277,697)
Accrued Expenses		52,886		-
Other Current Liabilities		3,534		10,652
Net Cash Used In Operating Activities		(802,408)		(475,099)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets		(93,300)		-
Net Cash Used in Investing Activities		(93,300)		-
CASH FLOW FROM FINANCING ACTIVITIES				
Forward Financing		29,525		3,870
Borrowing on Convertible Notes		250,000		373,000
Issuance of Common Stock, net of issuance cost		889,369		-
Net Cash Provided by Financing Activities		1,168,894		376,870
Change in Cash & Cash Equivalents		273,186		(98,230)
Cash & Cash Equivalents —Beginning of The Year		5,195		103,425
Cash & Cash Equivalents—End of The Year	$	278,381	$	5,195
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	12,087

See accompanying notes to financial statement

1.   NATURE OF OPERATIONS

Kara Water Inc. was formed in Delaware on July 28, 2020. The financial statements of Kara Water Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

The Company manufactures and sells air-to-water dispensers and associated products. The company's vision is to be the global leader in commercializing regenerative solutions for water and other similar goods.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents do not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for an expected credit loss of $0.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for raw materials and finished goods, which are determined using a weighted-average costing method.

Intangible Assets

Intangible assets with finite lives, including patents, trademarks, and development-phase R&D costs (incurred after passing technical and economic feasibility), are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

Kara Water Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences

between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer and the Company satisfies its primary performance obligation.

Cost of Sales

Cost of sales includes the cost of retail products, raw materials and ingredients, packing materials, freight and delivery, and other variable and fixed overheads.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $144,479 and $141,239, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2025, which is the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2024	2023
Accounts Receivable	-	32,274
Convertible Notes Receivable	12,000	15,000
Prepaid Expenses	190,805	-
Other Receivables	19,324	8,039
Prepaids and Other Current Assets	$ 222,129	$ 55,313

Other current liabilities consist of the following items:

As of December 31,	2024	2023
Tax Payable	15,783	12,249
Total Other Current Liabilities	$ 15,783	$ 12,249

Inventory consists of the following items:

As of December 31,	2024	2023
Kara Pure Device	28,000	265,000
Filters & Other Materials On Hand	103,176	52,702
Total Inventory	$ 131,176	$ 317,702

4. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible asset consists of:

As of December 31,	2024	2023
Capitalized Research and Development	$ 135,103	$ 135,103
Intangible Assets, at cost	135,103	135,103
Accumulated Amortization	(27,161)	(18,107)
Intangible Assets, net	$ 107,942	$ 116,995

Amortization expenses for the fiscal year ended December 31, 2024, and 2023 were in the amount of $9,054 and $9,054, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

Period	Amortization Expense
2025	$ 9,054
2026	9,054
2027	9,054
2028	9,054
2029	9,054
Thereafter	62,673
Total	$ 107,942

5. CONVERTIBLE NOTES

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 210,000	8.00%	2021	2025	$ -	$ 210,000	$ 210,000	$ -	$ 210,000	$ 210,000
2022 Convertible Note	200,000	8.00%	2022	2025	-	200,000	200,000	-	200,000	200,000
2023 Convertible Note	388,000	8.00%	2023	2025	-	388,000	388,000	-	388,000	388,000
2024 Convertible Note	250,000	8.00%	2024	2025	-	250,000	250,000	-	-	-
Total					$ -	$ 1,048,000	$ 1,048,000	$ -	$ 798,000	$ 798,000

The notes were issued under a master promissory note agreement and have the same terms and conditions. Further, interest shall accrue on the notes from the date of the individual promissory note at a rate of 4% per year and is computed as simple interest on the basis of 365 days per year. In September of 2023, the Company amended the convertible notes to increase the rate to 8% per annum from 4% per annum.

Each note will be convertible into Conversion Shares pursuant to the following events:

Next Equity Financing Conversion: Upon the Company's next equity financing of preferred shares with gross proceeds of at least $2,000,000, the outstanding principal and accrued but unpaid interest will automatically convert into shares of Standard Preferred Stock. The conversion price for the shares is determined as the lesser of 80% of the price at which the company's Stock is sold in the next financing (a 20% discount) or a price based on a $10,000,000 valuation of the company divided by its Fully Diluted Capitalization immediately prior to the financing and conversion.

Change of Control: In the event of a Change of Control, the Note may, at the option of the majority noteholders, convert into either Cash equal to 1.5 times the outstanding principal and accrued interest or Common Stock at a conversion price based on the valuation cap and Company Capitalization.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

None of the convertible notes were converted as of December 31, 2024. The maturity date of the notes is December 31, 2025; therefore, the entire outstanding balance of the convertible notes has been classified as a current liability.

6. FORWARD FINANCING

On October 25, 2023, the Company entered into a revenue-based financing loan with Shopify in the amount of $7,800. The loan has an interest rate of approximately 12.06%. The loans are due 303 days after it is funded. The estimated due date is August 23.

On November 27, 2024, the Company entered into another revenue-based financing loan with Shopify in the amount of $36,000. The loan has an interest rate of approximately 15.28%. The loans are due 311 days after it is funded. The estimated due date is October 04.

The outstanding balance as of December 31, 2024, and December 31, 2023, was $33,394 and $3,870, respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 11,040,000 Class A Common Stock shares with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 8,694,150 shares were issued and outstanding.

Class A common stocks issued under a forward stock split arrangement have a restriction on transferability, and the duration ranges from 2 to 4 years.

Each Holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock.

Class B Common Stock

The Company is authorized to issue 960,000 Class B Common Stock shares with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 657,056 and 0 shares were issued and outstanding. On January 8, 2025, subsequent to year end, the Company amended and restated its certificate of incorporation to increase the authorized class B stock from 960,000 to 1,960,000.

Each Holder of Class B Common Stock shall be non-voting, and holders thereof shall have no voting rights.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ 138,798	$ 114,662
Valuation Allowance	(138,798)	(114,662)
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ 486,867	$ 348,070
Valuation Allowance	(486,867)	(348,070)
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $1,639,285. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

In 2023, two of the company's shareholders entered into a convertible promissory notes arrangement totaling $80,000 carrying an interest rate of 8.00% per annum. The notes have the same conversion feature as discussed in Note 5 of these financial statements. The outstanding balance under these notes as of December 31, 2024, and 2023 is $80,000.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through March 31, 2025, which is the date the consolidated financial statements were available to be issued.

On January 8, 2025, subsequent to year end, the Company amended and restated its Certificate of Incorporation to increase its authorized class B common stock from 960,000 shares to 1,960,000 shares.

On March 6, 2025, the Company closed is crowdfunding campaign with StartEngine as its registered platform, wherein the Company was offering common equity at $1.84 per share. From January 1, 2025, till the close of the campaign, the Company received gross proceeds of $265,000 from this offering.

On March 28, 2025, the Company issued a convertible note with principal amount of $100,000 to a certain investor. The note has a maturity date of December 31, 2025 and carries an interest rate of 8.00% per annum. The note has the same conversion features as discussed in Note 5 of these financial statements.

On March 31, 2025, the Company issued a convertible note with principal amount of $50,000 to a majority shareholder (a related party). The note has a maturity date of December 31, 2025 and carries an interest rate of 8.00% per annum. The note has the same conversion features as discussed in Note 5 of these financial statements.

There have been no other events or transactions during this time that would have a material effect on these consolidated financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2024, the Company had a net operating loss of $400,048, an operating cash flow loss of $802,408, and liquid assets in cash of $278,381, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







Namib Desert beet
Stenocara gracilipes

EXPANDING **AIR-TO-WATER INNOVATION** FOR HOMES, BUSINESSES, AND BEYOND

Kara Water is developing next-generation Air-to-Water technology that can integrate into virtually any application that uses water.

- **14,700** reservations and **nearly $3 million** in orders*
- **Retail Partnerships** with Amazon and Walmart
- **Time Best Inventions List** 2022 and 2025

Now you can join us as we expand beyond our award-winning consumer products to power a new era of localized, sustainable water infrastructure.

*Preorder indications are non-binding expressions of interest and do not represent guaranteed sales. Actual conversion to revenue may vary based on fulfillment, customer demand, and other factors.

INVEST	Share Price	Min Investment
	$1.54	**$498.96**

This Reg CF offering is made available through StartEngine Primary, LLC, a member of **FINRA/SIPC**. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



" It's water, it's pure, it's clean, you make it yourself at a low cost...that's a good pitch."

Kevin O'Leary

*This testimonial may not be representative of the opinions of others and is not a guarantee of future performance or success.

A GLOBAL NEED FOR LOCAL WATER SOLUTIONS



$400B+
Global Bottled Water Market



$27B+
Coffee Machine Industry



~$3.8B
Pet Water Segment

OUR SOLUTION

DECENTRALIZED, AIR-TO-WATER TECHNOLOGY

OVER THE NEXT 10 YEARS

Kara Water aims to be an industry leader in the Air-to-Water space, leveraging our technology to create the next evolution

Kara Water's patented system converts humidity in the air into clean, mineral-rich water, anywhere, anytime. By integrating this technology into existing appliances and industrial systems, we can decentralize water creation at scale.

INVEST



of water-reliant technologies across a multitude of industries.

50% OF ALL APPLIANCES

We want to see a future where 50% of all appliances have integrated Air-to-Water technology.

*The statements and projections shown here are forward-looking in nature and are not guarantees of future performance, outcomes, or market adoption.



OUR VISION

KARA WATER'S VISION SPANS THREE HORIZONS

- **In the near future,** we plan to develop products that serve office and commercial environments.
- **Over the long term,** we aim to scale this same core technology to industrial and utility-level applications – a future where as many as 50% of all appliances integrate Air-to-Water technology to operate independently of traditional water infrastructure.
- **Today,** we're addressing household and office drinking-water needs, and have expanded into coffee with our new countertop model, Kara Pod^{TM}.

INVEST

TRACTION

9 MAJOR RETAIL PARTNERS, 4 PATENTS, 14,700 RESERVATIONS

We went from 0 to 9 major retail partners, including big-box stores, secured a Tier 1 manufacturing partner to support nationwide rollout, and are developing a new product in the pet space.

Next Product Launch Planned for Early 2026

Nearly $3 Million
in Orders

4 Patents
Issued

14,700
Reservations

TIME Magazine Best Inventions List
2022 and 2025

Retail Partnerships With Walmart amazon

Retail Partnerships with **Walmart**  **amazon**

Nine Additional Retailers Contracted or in Progress



COSTCO WHOLESALE   **Crate&Barrel**

SHARPER IMAGE®   **sam's club** ◇

Our Breakthrough Kara Pod Model Earned

   **+**

Underscoring the miniaturization of our technology for wider applications

10,000

units produced per month, scaling from 250 units per month through our new Tier 1 factory, positioning us for 2026 retail launches

Learn How Kara Water is Redefining Water GENERATION

| Enter your email address | 🇺🇸 +1 ▾ | Enter your phone number | Learn More |

WHY INVEST

INVEST IN THE FUTURE
OF LOCALIZED WATER

Kara Water is creating the core technology behind a new kind of water infrastructure: one that generates water where it's used. With proven traction, patented innovation, and a vision to bring decentralized water generation to every home and industry, we believe Kara Water is positioned to lead the next era of sustainable water systems.



*Kara Pod is currently available for pre-order. Kara Paw is in development.

With expanded retail distribution, new Tier 1 production capability, and the

breakthrough of Kara Pod™ making Air-to-Water generation smaller and more affordable, Kara Water has entered its next phase of growth.

This raise will fund continued R&D and expansion into the pet industry, industrial, and humanitarian applications, advancing our mission to make clean water local, efficient, and accessible everywhere.

INVEST

MEET OUR TEAM

Cody Soodeen
CEO, Principal Account Officer, Director

My background is in architecture and engineering. My early career was spent developing high-rises and megaprojects including Hudson Yards, Changi Airport T5, and many other major projects around the world. During my career I developed meaningful relationships with many of the top 10 architecture firms and built out the entirety of the first international branch in the UK before departing to go fulltime at Kara Water.

Bill Irvine
Financial Advisor

Bill Irvine advises Kara Water on capital raising and other general business activities, resulting in over $3.5 million of capital raised and over $2 million of sales for Kara Water. He is an entrepreneur and has worked for 17 years for hedge funds, which have raised billions in assets. Bill is a mentor for the Cleantech Open accelerator for 6 years and invests in high-impact startups. Bill sits on a nonprofit board for a youth sports club and is on the development committee of

Nicole Della Torre
Director of Marketing

Nicole Della Torre is a digital marketing and e-commerce professional with over 10 years of experience driving results alongside national brands including Acer USA and NASCAR. She specializes in strategic planning, social media, and marketing analytics, with a proven track record of building impactful campaigns that blend creativity with data-driven insights. Nicole is a graduate of Montclair State University.

Raleigh Ormerod
Marketing Advisor

Innovator of the Swiffer Wet Jet at P&G and Colgate Total at Colgate-Palmolive, Raleigh has a track record in marketing and business growth with Fortune 500s and startups with over 100 product launches. Experienced board member, interim executive, business mentor, and civic leader.

Colin Paterson
Technology Advisor

Colin Paterson has over 30 years' experience in high tech engineering from startups to multibillion dollar companies in the semiconductor, supercomputer and telecommunications sectors. Colin was an early team member at MMC Networks which was an early pioneer for network processor technology capable of wire speed manipulation of telecommunication protocols. Most recently he was part of the business team at 7AC technologies (acquired by

← →

PERKS

ELIGIBLE INVESTORS CAN EARN UP TO 85% BONUS SHARES

Your belief in our vision deserves more, and in recognition of that support, we are extending a limited-time package of premium perks included as a thank-you to our supporters in this raise.

TIME-BASED PERKS

EARLY BIRD BONUS

Invest within the first 2 weeks and receive 25% bonus shares

INVEST

FLASH PERKS



NEW YEAR FLASH PERK

Invest $1,000+ between days 33-43 and receive 15% bonus shares

INVEST

VALENTINE'S DAY FLASH PERK

Invest $1,000+ between days 80-90 and receive 15% bonus shares

INVEST

AMOUNT BASED PERKS:



TIER 1

Invest $2,500+ 10% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen

INVEST

TIER 2

Invest $5,000+ and receive 15% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE (MSRP $799)*

INVEST



TIER 3

Invest $10,000+ and receive 20% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE (MSRP $799)*

INVEST



TIER 4

Invest $25,000+ and receive 30% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE (MSRP $799)* + Kara Pure 2 FREE (Anticipated MSRP at $5,999)*

INVEST

TIER 5

Invest $50,000+ and receive 45% bonus shares + Champions Group Newsletter + a personal 30-min video call with CEO Cody Soodeen + Kara Pod FREE (MSRP $799)* + Kara Pure 2 FREE (Anticipated MSRP $5,999)*

INVEST

Investment Incentives and Bonuses*

Loyalty Bonus | 30% Bonus Shares
Available to previous investors.

The 10% StartEngine Venture Club Bonus
Kara Water, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.54/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $154. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and if you are an Indiegogo Backer or prior customer in Kara Water as of 10/31/2025, you are eligible for additional bonus shares, in addition to the aforementioned bonus.

Service Program Fee: For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.

*Kara Pod delivery is expected to start January 2026, subject to change. If it does not enter production, investors may not receive the physical product, and no cash or share substitute will be provided. The MSRP values listed are estimates only and subject to change without notice. Kara Pod and Kara Pure deliveries are both subject to manufacturing and supply-chain conditions. Perks are gratuitous incentives for investment, not product purchases or pre-orders.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed (see above for additional information related to certain non-bonus share perk deliveries).Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

KARA WATER TERMS

Overview

PRICE PER SHARE
$1.54

VALUATION
$75.35M

DEADLINE[1]
Feb XX, 2025 at 11:59 PM PDT

FUNDING GOAL[2]
$20K - $3.6M

Breakdown

MIN INVESTMENT
$498.96

OFFERING TYPE
Equity

MAX INVESTMENT
$3,600,844.94

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
12,987

MAX NUMBER OF SHARES OFFERED
2,338,211

VIDEO TRANSCRIPT

Hi, my name is Cody Soodeen, I'm an architect and the CEO of Kara Water, and I'm passionate about bringing clean drinking water to the world.

I grew up in a small town in Pennsylvania where for many years we unknowingly had bacteria in our well and it really affected my family's health. When we found out, we began to purchase only bottled water. While studying architecture, I learned about this little beetle that lives in the driest desert in the world, the Namib desert. This beetle survives by capturing water vapor in the air on its shell, and when it captures enough of it, it does a handstand, and drinks the water off of its very own back! When I saw this, I thought to myself that if we could replicate this natural phenomenon, it could change how we access clean drinking water everywhere! This was the start of Kara Water.

At Kara Water, we've created an innovative air-to-water dispenser that literally turns the air around you into healthy, safe, and reliable drinking water. We learned that the shell of the beetle uses something called Van Der Wahl forces to physically attract water in the air to the surface of its shell and it holds it there. We've replicated how the beetle does that and scaled the process from a few droplets of water up to 10L per day with our product Kara Pure.

Kara Pure is already serving thousands of people and to date, has offset approximately 1.79 million plastic bottles of water and we'll offset millions more. We have the capability to shrink our technology, make it larger, add solar, produce virtually any amount of water we want on any scale, and we plan to! Our goal is to see air-to-water technology in every home, office, gym, spa, mall, boat, RV, virtually every space that you drink water, in any environment.

Kerry Dunne is one of our customers in Scottsdale Arizona. Here's what he has to say.

Testimonial:

"Hi my name is Kerry Dunne. I'm with R-entertainment. You're in Beautiful Scottsdale Arizona in our office where we have a Kara Water machine, and also if you're at my house you'd see the Kara Water machine in my house. We live in the middle of a desert in Beautiful Scott. Arizona. Every day I wake up to have 2.5 gallons. We were never sure if this is going to be working in the desert, but it does phenomenal.

It's hard carrying 40 bottles of water from Costco into the house every two minutes, so I got rid of that.

I have the most spoiled dog in the world, he's even drinking Kara Water, so it's a great product and I highly recommend everybody just to check it out.

Yanko Design, which boast 3M monthly readers, wrote this; "Kara Pure's high-end engineering with minimalist design are well within the domain of companies like Apple and Dyson!" If that's not a bold enough statement, right afterwards, Kara Pure was chosen as TIME Magazine's Best Inventions of 2022, right after that Kara Pure won the CES Innovation Award in January 2023 and then shortly afterwards, Kara Pure was featured on the TODAY Show!

We have established mass production, warehousing, and logistics, and to date we've generated $1.6M in sales. I personally sit in our factory myself to oversee development, manufacturing, and QC of all of our products and will continue to do so as we push the envelope of innovation. We have exciting developments in the works to enter the mass market and expand our sales channels for Kara Pure through leasing.

Let's end the transportation of bottled water from hundreds or thousands of miles away. Let's end our fear of what's in the water that our kids are drinking and instead, let's together expand air-to-water technology to every home, office, and place of business. They say that water will be the next gold. At Kara Water, we make water.

Support our campaign and together we can bring local drinking water to people all over the world right where they are, with no infrastructure required. We hope that you'll share our campaign and invest in the future of local drinking water.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State



I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE
STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE RESTATED CERTIFICATE OF "KARA WATER, INC.",
FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF NOVEMBER, A.D.
2025, AT 4:25 O`CLOCK P.M.



Charuni Patibanda-Sanchez, Secretary of State

3332194 8100

SR# 20254571905

Authentication: 205345706

Date: 11-18-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
KARA WATER, INC.

The undersigned, Cody Soodeen, hereby certifies that:

1. The undersigned is the duly elected and acting Chief Executive Officer of Kara Water, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on July 28, 2020.

3. The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

"The name of this corporation is Kara Water, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A)   **Recapitalization.** Without any other action on the part of the Corporation or any other person, effective immediately upon the filing of this Amended and Restated Certificate of Incorporation (the "Restated Certificate") with the Delaware Secretary of State (the "Effective Time"), (i) each share of the Corporation's Class A Common Stock, $0.0001 par value per share, issued and outstanding (the "Old Class A Common Stock") shall automatically, without further action on the part of the Corporation or any holder of Old Class A Common Stock, convert into 5 fully paid and nonassessable shares of Class A Common Stock, $0.00002 par value per share, of the Corporation, and (ii) each share of the Corporation's Class B Common Stock, $0.0001 par value per share, issued and outstanding (the "Old Class B Common Stock") shall automatically, without further action on the part of the Corporation or any holder of Old Class B Common Stock, convert into 5 fully paid and nonassessable shares of Class B Common Stock, $0.00002 par value per share, of the Corporation. The conversions described in the foregoing sentence shall be referred to herein as the "Forward Stock Splits". No fractional shares will be issued in connection with the Forward Stock Splits effected by the preceding sentence. From and after the Effective

Time, any stock certificates that, immediately prior to the Effective Time, (i) represented the shares of Old Class A Common Stock, shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Class A Common Stock into which such Old Class A Common Stock has been converted in the Forward Stock Splits pursuant to this Restated Certificate, and (ii) represented the shares of Old Class B Common Stock, shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Class B Common Stock into which such Old Class B Common Stock has been converted in the Forward Stock Splits pursuant to this Restated Certificate.

(B)　　**Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock." The total number of shares which the Corporation is authorized to issue is 125,000,000 shares, each with a par value of $0.00002 per share. 85,200,000 shares shall be Class A Common Stock and 39,800,000 shares shall be Class B Common Stock.

(C) **Class A Common Stock.**

1.　　**Redemption.** The Class A Common Stock is not mandatorily redeemable.

2.　　**Voting Rights and Powers.** Each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(D) **Class B Common Stock.**

1.　　**Redemption.** The Class B Common Stock is not mandatorily redeemable.

2.　　**Voting Rights and Powers.** Except as required by law or expressly provided in this Amended and Restated Certificate, the Class B Common Stock shall be nonvoting and the holders thereof shall have no voting rights with respect thereto. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise

provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal the Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Solely for purposes of this paragraph, "officer" shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law as amended from time to time.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Restated Certificate inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Restated Certificate or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein."

* * *

4158-9643-2737.2

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed on 11/14/2025 _____.

DocuSigned by:

Cody Soodeen

Cody Soodeen, Chief Executive Officer

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